Exhibit 99(a)(1)(A)

OFFER TO PURCHASE 103,083.65 SHARES OF COMMON STOCK FOR CASH
AT A PURCHASE PRICE OF $8.87 PER SHARE

THE OFFER WILL EXPIRE AND THE LETTER OF TRANSMITTAL MUST BE RECEIVED BY
HMS INCOME FUND, INC. BY 5:00 P.M., CENTRAL TIME, ON JUNE 25, 2014, UNLESS THE OFFER IS EXTENDED.

To the Stockholders of HMS Income Fund, Inc.:

HMS Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company,” “we,” or “us”), is offering to purchase 103,083.65 shares of our issued and outstanding common stock, $0.001 par value per share (the “Shares”). The purpose of the offer is to provide our stockholders (“Stockholders”) with limited liquidity because there is otherwise no public market for the Shares. See Section 2 below. The offer is for cash at a purchase price of $8.87 per Share, which is the net asset value per Share as of May 13, 2014 (the “Purchase Price”) as determined by the pricing committee of the Company’s Board of Directors (the “Board”), and is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer will expire at 5:00 p.m., Central Time, on June 25, 2014 (the “Expiration Date”), unless extended.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 3 BELOW.

IMPORTANT INFORMATION

Stockholders who desire to tender their Shares should either: (i) properly complete and sign the Letter of Transmittal, provide thereon the original of any required signature guarantee(s) and mail or deliver it and any other documents required by the Letter of Transmittal; or (ii) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Stockholders who desire to tender Shares registered in the name of such a firm must contact that firm to effect a tender on their behalf. Tendering Stockholders will not be obligated to pay brokerage commissions in connection with their tender of Shares, but they may be charged a fee by such a firm for processing the tender(s). The Company reserves the absolute right to reject tenders determined not to be in appropriate form.

IF YOU DO NOT WISH TO TENDER YOUR SHARES, YOU NEED NOT TAKE ANY ACTION.

NEITHER THE COMPANY, THE BOARD, HMS ADVISER LP (“HMS ADVISER”), MAIN STREET CAPITAL CORPORATION (“MAIN STREET”), MSC ADVISER I, LLC, A WHOLLY OWNED SUBSIDIARY OF MAIN STREET (“MSC ADVISER I” AND, TOGETHER WITH MAIN STREET AND HMS ADVISER, THE “ADVISERS”) NOR HINES SECURITIES, INC., MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY, THE BOARD, THE ADVISERS OR HINES SECURITIES, INC., AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE BOARD, THE ADVISERS OR HINES SECURITIES, INC. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if the information contained herein is truthful or complete. Any representation to the contrary is a criminal offense.

The Offer does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the materials pertaining to the Offer shall not under any circumstances create any implication that the information contained therein is current as of any time subsequent to the date of such information.

The Date of this Offer to Purchase is May 15, 2014.

SUMMARY TERM SHEET

(Section references are to this Offer to Purchase)

This Summary Term Sheet highlights the material information concerning the Offer. For a more complete discussion of the terms and conditions of the Offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the Offer?

•
We are offering to purchase up to 103,083.65 Shares. The Offer is for cash at a purchase price of $8.87 per Share, which is the net asset value per Share as of May 13, 2014 as determined by the pricing committee of the Board, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

Why is the Company making the tender offer?

•
The Offer is designed to provide limited liquidity to Stockholders, for which there is otherwise no current public market. Under our share repurchase program, we plan to conduct quarterly tender offers for the lesser of approximately 2.5% per quarter of our weighted average number of outstanding Shares for the trailing four quarters or the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan during the trailing four quarters.

When will the Offer expire, and may the Offer be extended?

•
The Offer will expire at 5:00 p.m., Central Time, on June 25, 2014, unless extended. The Company may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 a.m., Eastern Time, on the next business day after the Offer otherwise would have expired. See Section 14 below.

Are there conditions to the Offer?

•
Yes. If the amount of repurchase requests exceeds the number of Shares we seek to repurchase, we will repurchase Shares on a pro rata basis. See Section 3 below for a more complete description of the conditions to the Offer.

How do I tender my Shares?

•
If your Shares are registered in your name, you should obtain the Offer, which consists of the Offer to Purchase, the related Letter of Transmittal and any amendments or supplements thereto, read the materials, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by the Company at the address listed in Section 4 of this Offer to Purchase, in proper form, before 5:00 p.m., Central Time, on June 25, 2014 (unless the Offer is extended by the Company, in which case the new deadline will be as stated in the public announcement of the extension). If your Shares are custodial held or broker controlled, approval signoff is required from the third party. The Letter of Transmittal must be signed by the third party. See Section 4 below.

Is there any cost to me to tender?

•
There is no cost charged by the Company in connection with the Offer. Your broker, dealer, commercial bank, trust company or other nominee may charge you fees according to its individual policies. See the Letter of Transmittal.

May I withdraw my Shares after I have tendered them and, if so, by when?

•
Yes, you may withdraw your Shares at any time prior to the expiration of the Offer (including any extension period) by submitting a Notice of Withdrawal to the Company at the address listed in Section 4 of this Offer to Purchase. In addition, you may withdraw your tendered Shares any time after July 14, 2014 (which is 40 business days after the commencement of the Offer) if they have not been accepted for payment by that date. See Section 5 below for more details.

How do I withdraw tendered Shares?

•
A Notice of Withdrawal of tendered Shares must be timely received by the Company specifying the name of the Stockholder who tendered the Shares, the number of Shares being withdrawn and other information. See Section 5 below and the Form of Notice of Withdrawal which accompanies the Offer.

If I change my mind after tendering my Shares and it is past the Expiration Date, and I have received payment for my tendered Shares may I rescind my tender?

•	No.

May I place any conditions on my tender of Shares?

•	No.

Who may sign on my behalf?

•
Only the holder of record as registered on the account or an authorized power of attorney. If a power of attorney signs on behalf of the holder of record, the document evidencing the power must accompany the Letter of Transmittal and must be dated or recertified within one year.

Is there a limit on the number of Shares I may tender?

•
You may tender all of the Shares you own as of the Expiration Date of the Offer. However, we are limiting the aggregate number of Shares to be repurchased from all Stockholders to 103,083.65. See Section 1 below.

What if more than the amount of Shares offered for repurchase are tendered (and not timely withdrawn)?

•
The Company will purchase duly tendered Shares from tendering Stockholders pursuant to the terms and conditions of the Offer on a pro rata basis in accordance with the number of Shares tendered by each Stockholder (and not timely withdrawn).

If I decide not to tender, how will the Offer affect the Shares I hold?

•
If any Shares are tendered by Stockholders (and not timely withdrawn), and the Company does not issue any additional shares, your percentage ownership interest in the Company will increase after completion of the Offer. See Section 10 below.

Does the Company have the financial resources to make payment for Shares accepted in the Offer?

•	Yes. See Section 7 below.

If Shares I tender are accepted by the Company, when will payment be made?

•	Payment for properly tendered Shares (not timely withdrawn) will be made as promptly as practicable following expiration of the Offer. See Section 6 below.

Is my sale of Shares pursuant to the Offer a taxable transaction?

•
We anticipate U.S. Stockholders, other than those who are tax-exempt, who sell Shares in the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted tax basis in such Shares. Shortly after the end of the calendar year, most taxpayers who sell their Shares will receive an IRS Form 1099-B which will also be provided to the Internal Revenue Service (the “IRS”). See Section 13 below for details, including the nature of the income or loss and the possibility of other tax treatment. Section 13 also discusses the treatment of Non-U.S. Stockholders. You are urged to consult your own tax advisor regarding the tax consequences to you of any sale of Shares pursuant to the Offer.

Is the Company required to complete the Offer and purchase all Shares tendered, assuming the total Shares tendered are less than the total Shares offered?

•	Under most circumstances, yes. There are certain circumstances, however, in which the Company will not be required to purchase any Shares tendered, as described in Section 3 below.

Is there any reason Shares tendered would not be accepted?

•
In addition to those circumstances described in Section 3 below under which the Company is not required to accept tendered Shares, the Company has reserved the right to reject any and all tenders determined by it not to be in appropriate form. If a properly completed tender is not timely submitted prior to the Expiration Date, an investor must subsequently submit new tender documentation during the next offer period in order for his or her shares to be repurchased during that period.

How will tendered Shares be accepted for payment?

•	Properly tendered Shares will be accepted for payment by the Company promptly following expiration of the Offer. See Section 6 below.

What action need I take if I decide not to tender my Shares?

•	None.

Does management encourage Stockholders to participate in the Offer, and will they participate in the Offer?

•
Neither the Company, nor the Board nor any of the Advisers, nor Hines Securities, Inc. is making any recommendation to tender or not to tender Shares in the Offer. Based upon information provided or available to us, none of our directors, officers or affiliates intends to tender Shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Shares pursuant to the Offer from any such person. See Section 9 below.

How do I obtain information?

•	Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other Offer documents should be directed to the Company as follows.

Our website:	www.hinessecurities.com/bdcs/hms-income-fund/

Our toll-free phone number:	888.220.6121

Our mailing address:	HMS Income Fund, Inc.
430 W. 7th Street
Kansas City, Missouri 64105

Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The properly completed Letter of Transmittal should be sent to the Company at the following address:

HMS Income Fund, Inc.
430 W. 7th Street
Kansas City, Missouri 64105
Phone: 888.220.6121

1. Purchase Price; Number of Shares; Expiration Date.

We are offering to purchase 103,083.65 Shares. The purpose of the Offer is to provide Stockholders with limited liquidity because there is otherwise no public market for the Shares. See Section 2 below. The Offer is for cash at a purchase price of $8.87 per Share, which is the net asset value per Share as of May 13, 2014 as determined by the pricing committee of the Board, and is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. You will not receive interest on the Purchase Price under any circumstances, and you will not be entitled to any distributions on declared distribution record dates that occur on or after the date that Company has accepted your Shares for purchase.

If more than the number of Shares offered for repurchase are duly tendered pursuant to the Offer (and not timely withdrawn, as provided in Section 5 below), we will repurchase Shares on a pro rata basis, in accordance with the number of Shares duly tendered by or on behalf of each Stockholder (and not so withdrawn). As a result, we may repurchase less than the full amount of Shares that you request to have repurchased.

As of May 14, 2014, there were 11,186,960.15 Shares issued and outstanding, and there were 2,223 holders of record of Shares. Certain of these holders of record were brokers, dealers, commercial banks and trust companies.

The Offer will remain open until 5:00 p.m., Central Time, on June 25, 2014, unless and until we, in our discretion, extend the period of time during which the Offer will remain open. If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the latest time and date at which the Offer expires. See Section 14 below for a description of our rights to extend, delay, terminate and/or amend the Offer.

We will publish a notice to all Stockholders by means of a public press release or some other public announcement, if we decide to extend, terminate, supplement or amend the terms of the Offer. If the Offer is scheduled to expire within ten (10) business days from the date we notify you of a significant amendment to the Offer, we also intend to extend the Offer, if necessary, to ensure that the Offer remains open for at least ten (10) business days after the date we publish notice of the amendment.

A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time.

In the judgment of the Board, including the independent directors, the Offer is in the best interests of our Stockholders and does not violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to Stockholders, including pursuant to our share repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock.

The Board also considered the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase Shares and under what terms:

•	the effect of such repurchases on our qualification as a regulated investment company (“RIC”) (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing Shares or portions thereof; and

•	the condition of the securities markets.

The Board has approved the Offer. The Board recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors, and Stockholders should consult with their personal advisors if they have questions about their financial and/or tax situations. As a result, we are not expressing any opinion as to whether a Stockholder should accept or reject the Offer.

2. Purpose of the Offer; Plans or Proposals of the Company.

The purpose of the Offer is to provide limited liquidity to our Stockholders because there is otherwise no public market for the Shares. Under our share repurchase program, we plan to conduct quarterly tender offers for the lesser of approximately 2.5% per quarter of our weighted average number of outstanding Shares for the trailing four quarters or the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan during the trailing four quarters. We will repurchase tendered Shares to allow our Stockholders to receive a purchase price of $8.87 per Share, which is the net asset value per Share as of May 13, 2014 as determined by the pricing committee of the Board. Our repurchase program recognizes that our Shares are not listed on a national securities exchange and have limited liquidity prior to the occurrence of a “liquidity event.” A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our Shares on a national securities exchange, or (3) a merger or another transaction approved by our Board in which our Stockholders will receive cash or shares of a publicly traded company. While our intention is to seek to explore a potential liquidity event between four and six years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in our best interest, our Board, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for Stockholder liquidity.

At the sole discretion of our Board, we may use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase Shares.

We do not have any present plans or proposals and are not engaged in any negotiations that relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the present Board or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”); (vi) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the “Exchange Act”); (vii) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (viii) other than in connection with transactions in the ordinary course of the Company’s operations, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (ix) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

3. Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to purchase any Shares tendered pursuant to the Offer if such purchase will cause us to be in violation of the securities, commodities or other laws of the United States or any other relevant jurisdiction. Further, we will not be required to purchase any Shares tendered in the Offer if there is any (i) material legal action or proceeding instituted or threatened which challenges, in the Board’s judgment, the Offer or otherwise materially adversely affects the Company, (ii) declaration of a banking moratorium by federal, state or foreign authorities or any suspension of payment by banks in the United States, New York State or in a foreign country which is material to the Company, (iii) limitation which affects the Company or the issuers of its portfolio securities imposed by federal, state or foreign authorities on the extension of credit by lending institutions or on the exchange of foreign currencies, (iv) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Company, or (v) other event or condition that, in the Board’s judgment, would have a material adverse effect on the Company or its Stockholders if Shares tendered pursuant to the Offer were purchased.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and any such condition may be waived by us, in whole or in part, at any time and from time to time in our reasonable judgment. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time; provided that any such waiver shall apply to all tenders of Shares. Any determination by us concerning the events described in this Section 3 shall be final and binding.

We reserve the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 14 below.

4. Procedures for Tendering Shares.

Participation in the Offer is voluntary. If you elect not to participate in the Offer, your Shares will remain outstanding. To participate in the Offer, you must complete and deliver the accompanying Letter of Transmittal to us at:

HMS Income Fund, Inc.
430 W. 7th Street
Kansas City, Missouri 64105
Phone: 888.220.6121

The Letter of Transmittal must be received by us at the address above before 5:00 p.m., Central Time, on the Expiration Date.

a. Proper Tender of Shares and Method of Delivery. For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal bearing original signature(s) for all Shares to be tendered and any other documents required by the Letter of Transmittal must be physically received by us at the address listed above before 5:00 p.m., Central Time, on the Expiration Date. These materials may be sent via mail, courier or personal delivery. If your Shares are custodial held or broker controlled, approval signoff is required from the third party. The Letter of Transmittal must be signed by the third party.

THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER. IF DOCUMENTS ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

Stockholders have the responsibility to cause their Shares to be tendered, the Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

b. Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any or all tenders determined not to be in appropriate form or to refuse to accept for payment, purchase, or pay for, any Shares if accepting, purchasing or paying for such Shares would be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or Stockholder(s). Our interpretations, in consultation with our counsel, of the terms and conditions of the Offer shall be final and binding.

DST SYSTEMS, INC., AS ADMINISTRATOR FOR THE COMPANY, WILL NOT BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND WILL NOT INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

c. United States Federal Backup Withholding. Each Stockholder accepting the Offer who has not previously submitted to the Company a correct, completed and signed IRS Form W-9 (“Form W-9”) or substituted IRS Form W-9 (included with the original subscription) (for U.S. Stockholders) or IRS Form W-8BEN (“Form W-8BEN”), IRS Form W-8IMY (“Form W-8IMY”), IRS Form W-8ECI (“Form W-8ECI”), or other applicable form (for Non-U.S. Stockholders), or otherwise established an exemption from such withholding, must submit the appropriate form to the Company. This form requirement is intended to prevent the potential imposition of U.S. federal backup withholding tax on the gross payments made pursuant to the Offer, prior to receiving such payments. See Section 13 below.

For this purpose, a “U.S. Stockholder” is, in general, a Stockholder that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. A “Non-U.S. Stockholder” is any Stockholder other than a U.S. Stockholder.

5. Withdrawal Rights.

At any time prior to 5:00 p.m., Central Time, on the Expiration Date, and, if the Shares have not by then been accepted for payment by us, at any time July 14, 2014 (which is 40 business days after the commencement of the Offer), any Stockholder may withdraw any number of the Shares that the Stockholder has tendered. To be effective, a written notice of withdrawal of Shares tendered must be timely received by us via mail, courier, facsimile or personal delivery at the address listed in Section 4 of this Offer to Purchase. Any notice of withdrawal must be substantially in the form that accompanies the Offer and specify the name(s) of the person having tendered the Shares to be withdrawn and the number of Shares to be withdrawn.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by following the procedures described in Section 4 above prior to 5:00 p.m., Central Time, on the Expiration Date.

6. Payment for Shares.

Our acceptance of your Shares will form a binding agreement between you and the Company on the terms and subject to the conditions of the Offer. We will have accepted for payment Shares validly submitted for purchase and not timely withdrawn, when we give oral or written notice to DST Systems, Inc., our transfer agent (the “Transfer Agent”), of our acceptance for payment of such Shares pursuant to the Offer. The Purchase Price will be $8.87 per Share, which is the net asset value per Share as of May 13, 2014 as determined by the pricing committee of the Board. You will not receive interest on the Purchase Price under any circumstances.

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by us of: (i) a Letter of Transmittal properly completed and (ii) any other documents required by the Letter of Transmittal. Stockholders may be charged a fee by their broker, dealer or other institution for processing the tender requested. We may not be obligated to purchase Shares pursuant to the Offer under certain conditions. See Section 3 above.

Any tendering Stockholder or other payee who has not previously submitted a correct, completed and signed Form W-9, Form W-8BEN, Form W-8IMY, Form W-8ECI or other appropriate form, as necessary, and who fails to complete fully and sign either the Substitute Form W-9 in the Letter of Transmittal or other appropriate form (e.g., Form W-8BEN, Form W-8IMY or Form W-8ECI) and provide such properly completed form to us may be subject to federal backup withholding tax on the gross proceeds paid to such Stockholder or other payee pursuant to the Offer. See Section 13 regarding this tax as well as possible withholding on the gross proceeds payable to tendering Non-U.S. Stockholders.

7. Source and Amount of Funds.

The total cost to us of purchasing a maximum of 103,083.65 of our issued and outstanding Shares pursuant to the Offer, at a Purchase Price of $8.87 per Share, which is our net asset value per Share as of May 13, 2014, would be $914,351.98. As discussed in Section 1, we are limiting the aggregate number of Shares to be repurchased to 103,083.65 Shares. The actual number of Shares that will be repurchased and, therefore, our total cost of purchasing Shares pursuant to the Offer, is not determinable at this time. Unless our board of directors determines otherwise, for the purposes of this Tender Offer, we will limit the repurchase of shares to 2.5% of the weighted average number of shares of common stock outstanding during the trailing four quarters. At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares.

8. Financial Statements.

Financial statements have not been included herein because the consideration offered to Stockholders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Information about the Company and reports filed with the SEC can be viewed and copied at the SEC’s Public Reference Room in Washington, DC. Information about the Reference Room’s operations may be obtained by calling the SEC at (202) 551-8090. Reports and other information about the Company are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, DC 20549.

9. Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.

As of the date hereof, HMS Investor LLC is a beneficial owner of more than 5% of our outstanding Shares, as determined in accordance with Rule 13d-3 under the Exchange Act. The following table sets forth information with respect to the beneficial ownership of our Shares as of May 14, 2014, by (1) HMS Investor LLC, (2) our directors, (3) our executive officers and (4) all of our directors and executive officers as a group. Except as otherwise indicated, all shares are owned directly, and the owner of such shares has the sole voting and investment power with respect thereto.

Shares Beneficially Owned as of May 14, 2014
Name and Address(1)	Number(2)	Percentage(3)
5% Stockholders:
HMS Investor LLC(4)	861,323.81	7.70%
Interested Directors:
Curtis L. Hartman	—	—
Sherri W. Schugart	—	—
Independent Directors:
Peter Shaper	—	—
John O. Niemann, Jr.	—	—
Gregory R. Geib	—	—
Officers (that are not directors)
Ryan T. Sims	—	—
Susan Dudley	2,754.39	*
Margaret Fitzgerald	—	—
All officers and directors as a group (nine persons)	2,754.39	*
* Amount represents less than 1%

(1)
Except for Curtis L. Hartman, the address of each beneficial owner is c/o HMS Income Fund, Inc., 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118. Mr. Hartman’s address is c/o Main Street Capital Corporation, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056-6118.

(2)
For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under Exchange Act pursuant to which a person is deemed to have “beneficial ownership” of shares of our stock that the person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares of the Company’s stock held by each person or group of persons named in the table, any shares that such person or persons have the right to acquire within 60 days of May 14, 2014 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other persons.

(3)	Based on a total of 11,186,960.15 shares of our Common Stock issued and outstanding on May 14, 2014.

(4)
Hines Investment Holdings Limited Partnership is the 92% member of HMS Investor LLC and, as such, has voting and dispositive power over the 861,323.81 shares owned by HMS Investor LLC. JCH Investments, Inc. is the general partner of Hines Investment Holdings Limited Partnership and, as such, shares voting and dispositive power over the 861,323.81 shares held by HMS Investor LLC. As a result of his position at JCH Investments, Inc., Jeffrey C. Hines also shares voting and dispositive power over the 861,323.81 shares held by HMS Investor LLC.

Additionally, Main Street and an affiliate of the Company’s sponsor (the “Hines Investor”) entered into a letter agreement pursuant to which the Hines Investor has the right to sell to Main Street up to one-third of its equity interest in the Company at a price per share equal to the then-current price to the public in the offering (less the selling commissions and dealer manager fee of 10%) at the time of exercise of the right. The Hines Investor may exercise the right from time to time, in whole or in part, subject only to the condition that immediately following Main Street’s purchase, Main Street’s ownership would not exceed the limits on investment company ownership of other investment companies as set forth in the 1940 Act.

Except for transactions pursuant to the distribution reinvestment plan, based upon our records and upon information provided to us, there have not been any other transactions in Shares that were effected during such period by any of our directors or executive officers, any person controlling the Company, any director or executive officer of any corporation or other person ultimately in control of the Company, any associate or minority-owned subsidiary of the Company or any executive officer or director of any subsidiary of the Company. Except as set forth in the Offer, neither we nor, to the best of our knowledge, any of the above-mentioned persons, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations). Based upon information provided or available to us, none of our directors, officers or affiliates intends to tender Shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Shares pursuant to the Offer from any such person.

10. Certain Effects of the Offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Stockholders who do not tender Shares. All Stockholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding Shares and the reduction in the Company’s assets resulting from payment for the tendered Shares. See Section 7 above. All Shares purchased by the Company pursuant to the Offer will be retired and thereafter will be authorized and unissued Shares.

11. Certain Information about the Company.

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Formed as a Maryland corporation on November 28, 2011, we are externally managed by HMS Adviser. HMS Adviser has entered into a sub-advisory agreement with Main Street and Main Street Partners, which has been assigned such that MSC Adviser will act as our investment sub-adviser. Our Advisers are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Both of HMS Adviser and MSC Adviser are registered as investment advisers with the SEC. We have elected to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”).

Our primary investment objective is to generate current income through debt and equity investments. A secondary objective is to generate long-term capital appreciation through such investments. We anticipate that during our offering period we will invest a majority of the net proceeds from the offering in senior secured and second lien debt securities, issued by middle market companies in private placements and negotiated transactions, which are traded in private over-the-counter markets for institutional investors. We collectively refer to these securities as over-the-counter debt securities. We define middle market companies as those with annual revenues generally between $10 million and $3 billion.

As we increase our capital base during our offering period, we will continue investing in, and ultimately intend to have a significant portion of our assets invested in, customized direct secured and unsecured loans to and equity securities of lower middle market companies. We refer to these securities as customized lower middle market securities. In most cases, companies that issue customized lower middle market securities to us will be privately held at the time we invest in them. While the structure of our investments in customized lower middle market securities is likely to vary, we may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. We will make other investments as allowed by the 1940 Act and consistent with our qualification as a RIC.

We leverage the experience and expertise of the principals of our Advisers to execute our investment strategies. Our Adviser’s senior management team, through affiliates of Hines Interests Limited Partnership (“Hines”), has sponsored and manages two publicly offered and non-traded real estate investment trusts which collectively have investments in aggregate gross real estate assets of approximately $6.1 billion. Hines is a fully integrated real estate investment and management firm which, with its predecessor, has been investing in real estate assets and providing acquisition, development, financing, property management, leasing and disposition services for over 57 years. This experience includes credit evaluation and underwriting of tenants across numerous industries and geographic markets, including middle market companies. Main Street’s primary investment focus is providing customized debt and equity financing to lower middle market companies and debt capital to middle market companies that operate in diverse industry sectors. As of March 31, 2014, Main Street had debt and equity portfolio investments with an aggregate fair value of $1.1 billion, including investments in customized lower middle market securities with an aggregate fair value of approximately $654.4 million in 61 portfolio companies and investments in over-the-counter securities with an aggregate fair value of approximately $491.6 million in 89 portfolio companies. The principals of our Adviser and Sub-Adviser have access to a broad network of relationships with financial sponsors, commercial and investment banks, middle market companies and leaders within a number of industries that we believe will produce significant investment opportunities.

Our address is 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118.

12. Additional Information.

Information concerning our business, including our background, strategy, business, investment portfolio, competition and personnel, as well as our financial information, is included in:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the SEC on March 7, 2014;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, as filed with the SEC on May 13, 2014;

•	our Current Reports on Form 8-K, as filed with the SEC on January 6, 2014, March 4, 2014, March 14, 2014, March 28, 2014, and April 2, 2014; and

•	our Issuer Tender Offer Statement on Schedule TO, as filed with the SEC on May 15, 2014.

Each of the foregoing documents is incorporated by reference herein. We also hereby incorporate by reference additional documents that we may file with the SEC prior to the Expiration Date. You may inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

13. Certain United States Federal Income Tax Consequences.

The following discussion is a general summary of certain United States federal income tax consequences of a sale of Shares pursuant to the Offer. This summary is based upon the Code, applicable Treasury regulations promulgated thereunder, rulings and administrative pronouncements and judicial decisions, changes in which could affect the tax consequences described herein and could apply on a retroactive basis. This summary addresses only Shares held as capital assets. This summary does not address all of the tax consequences that may be relevant to Stockholders in light of their particular circumstances. In addition, this summary does not address (i) any state, local or foreign tax considerations that may be relevant to a Stockholder’s decision to tender Shares pursuant to the Offer; or (ii) any tax consequences to any corporation, partnership, estate, trust or other entity created or organized in or under the laws of the United States or any state thereof or the District of Columbia for U.S. federal tax purposes (or their partners, members, etc.) tendering Shares pursuant to the Offer. Stockholders should consult their own tax advisors regarding the federal, state, local and foreign tax consequences of a sale of Shares pursuant to the Offer.

a. U.S. Stockholders. The sale of Shares by a U.S. Stockholder pursuant to the Offer generally will be treated as a sale or exchange for federal income tax purposes or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the sale: (i) results in a “complete termination” of the U.S. Stockholder’s interest in the Company, (ii) is “substantially disproportionate” with respect to the U.S. Stockholder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Stockholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the U.S. Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, the U.S. Stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares sold. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain or loss if the holding period for such Shares is more than one year. The ability to deduct capital losses is limited. Under the “wash sale” rules of the Code, recognition of a loss on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent a U.S. Stockholder acquires substantially identical Shares, including Shares purchased pursuant to the Company’s Distribution Reinvestment Program, within 30 days before or after the date the Shares are purchased by the Company pursuant to the Offer. In that event, the basis and holding period of the Shares acquired by the U.S. Stockholder will be adjusted to reflect the disallowed loss. Additionally, any loss realized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gains dividends received by the U.S. Stockholder (or amounts credited to the U.S. Stockholder as undistributed capital gains) with respect to such Shares. A distribution in partial redemption of a U.S. Stockholder’s stock in the Company will be considered “substantially disproportionate,” and therefore afforded “sale or exchange” treatment, under Section 302(b)(2) of the Code if: (i) immediately after the redemption, the holder owns less than 50 percent of the total combined voting power of all classes of voting stock; (ii) the holder’s percentage ownership of voting stock immediately after the redemption is less than 80 percent of the same percentage immediately beforehand; and (iii) the holder’s percentage ownership of common stock (voting or nonvoting) after the redemption is less than 80 percent of the same percentage immediately beforehand.

If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a U.S. Stockholder who sells Shares pursuant to the Offer will be taxable to the U.S. Stockholder as a “dividend” to the extent of such U.S. Stockholder’s share of the Company’s current and accumulated earnings and profits, and the excess of such amounts received over the portion that is taxable as a dividend will constitute a non-taxable return of capital (to the extent of the U.S. Stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer). Any amounts received in excess of the U.S. Stockholder’s adjusted tax basis in such case will constitute taxable gain. If the amounts received by a tendering U.S. Stockholder are treated as a “dividend,” the tax basis (after an adjustment for non-taxable return of capital discussed above) in the Shares tendered to the Company will be transferred to any remaining Shares held by such U.S. Stockholder.

In addition, if a tender of Shares is treated as a “dividend” to a tendering U.S. Stockholder, the IRS may take the position that a constructive distribution under Section 305(c) of the Code may result to a U.S. Stockholder whose proportionate interest in the earnings and assets of the Company has been increased by such tender. U.S. Stockholders are urged to consult their own tax advisors regarding the possibility of deemed distributions resulting from the sale of Shares pursuant to the Offer.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to accept fewer Shares than are tendered. Therefore, a U.S. Stockholder can be given no assurance that a sufficient number of such U.S. Stockholder’ Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for U.S. federal income tax purposes pursuant to the rules discussed above.

The Company may be required to withhold 28% of the gross proceeds paid to a U.S. Stockholder or other payee pursuant to the Offer as backup withholding unless the U.S. Stockholder has completed and submitted to the Company an IRS Form W-9 (or substitute IRS Form W-9), providing the U.S. Stockholder’s employer identification number or social security number, as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the U.S. Stockholder is exempt from backup withholding, (ii) the U.S. Stockholder has not been notified by the IRS that the U.S. Stockholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Stockholder that the U.S. Stockholder is no longer subject to backup withholding; or (c) an exception applies under applicable law. Even though the Company may have received a completed IRS Form W-9 from a U.S. Stockholder, the Company may nevertheless be required to backup withhold if it receives a notice from the IRS to that effect.

b. Non-U.S. Stockholders. The U.S. federal income taxation of a Non-U.S. Stockholder on a sale of Shares pursuant to the Offer depends on whether the sale is “effectively connected” with a trade or business carried on in the U.S. by the Non-U.S. Stockholder (and if an income tax treaty applies, on whether the Non-U.S. Stockholder maintains a U.S. permanent establishment) as well as the tax characterization of the transaction as either a sale of the Shares or a dividend distribution by the Company, as discussed above for U.S. Stockholders. If the sale of Shares pursuant to the Offer is not so “effectively connected” (or, if an income tax treaty applies, the Non-U.S. Stockholder does not maintain a U.S. permanent establishment) and if, as anticipated for U.S. Stockholders, the sale is treated as a sale or exchange rather than a dividend for federal income tax purposes, any gain realized by a Non-U.S. Stockholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding; provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under an income tax treaty) if the Non-U.S. Stockholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale. If, however, Non-U.S. Stockholders are deemed, for the reasons described above in respect of U.S. Stockholders, to receive a dividend distribution from the Company with respect to Shares they tender, the portion of the distribution treated as a dividend (which may not include the portion of such dividend attributable to certain interest income and certain capital gain income) to the Non-U.S. Stockholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Stockholder (or, if an income tax treaty applies, the Non-U.S. Stockholder does not maintain a U.S. permanent establishment).

If the amount realized on the tender of Shares by a Non-U.S. Stockholder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Stockholder (and, if an income tax treaty applies, the Non-U.S. Stockholder maintains a U.S. permanent establishment), regardless of whether the tender is characterized as a sale or as giving rise to a dividend distribution from the Company for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Stockholder.

Any dividends received by a corporate Non-U.S. Stockholder that are effectively connected with a U.S. trade or business in which the corporate Stockholder is engaged (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the corporate Non-U.S. Stockholder) also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Non-U.S. Stockholders should provide the Company with a properly completed IRS Form W-8BEN, IRS Form W-8IMY, IRS Form W-8ECI or other applicable form in order to avoid backup withholding (at a rate of 28%) on the cash they receive from the Company regardless of how they are taxed with respect to their tender of the Shares involved.

The tax discussion set forth above is included for general information only. Each Stockholder is urged to consult such Stockholder’s own tax advisor to determine the particular tax consequences to such Stockholder of the Offer, including the applicability and effect of federal, state, local and foreign tax laws.

14. Amendments; Extension of Tender Period; Termination.

We reserve the right, at any time during the pendency of the Offer, to amend, supplement, extend or terminate the Offer in any respect. Without limiting the manner in which we may choose to make a public announcement of such an amendment, supplement, extension or termination, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, except as provided by applicable law (including Rules 14e-1(d) and 13e-4(e)(3) promulgated under the Exchange Act).

We may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 a.m., Eastern Time, on the next business day after the Offer otherwise would have expired. Except to the extent required by applicable law (including Rule 13e-4(f)(1) promulgated under the Exchange Act), we will have no obligation to extend the Offer.

15. Forward Looking Statements; Miscellaneous.

The Offer may include forward-looking statements. Words like “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the following: the current global economic downturn, increased direct competition, changes in government regulations or accounting rules, changes in local, national and global capital market conditions, our ability to obtain or maintain credit lines or credit facilities on satisfactory terms, changes in interest rates, availability of proceeds from our offering, our ability to identify suitable investments, our ability to close on identified investments, inaccuracies of our accounting estimates, our ability to locate suitable borrowers for our loans and the ability of such borrowers to make payments under their respective loans.

Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason.

We have based the forward-looking statements included in the Offer on information available to us on the date of the Offer, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in the Offer are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.

The Offer is not being made to, nor will we accept tenders from or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. We, however, reserve the right to exclude Stockholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as we make a good-faith effort to comply with any state law deemed applicable to the Offer, we believe that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.